Exhibit 14

CODE OF ETHICS FOR OFFICERS

The honesty, integrity and sound judgement of Mannatech, Incorporated (“Mannatech”) and its subsidiaries is fundamental to its reputation and success. While Mannatech expects honest and ethical conduct in all aspects of business from all personnel, special ethical obligations apply to its Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer, Controller, and other executives (the “Officers”). They must adhere to principles and foster a culture throughout Mannatech as a whole that helps to ensure the fair and timely reporting of its financial results and conditions. In addition to being bound by the Business Code of Conduct provisions, including conflicts of interest and foreign corruption, Mannatech has adopted the following Code of Ethics specifically for the Officers.

The Officers covered by this Code of Ethics shall:

•Act with honesty and integrity, and maintain high standards of ethical conduct;

•Provide information that is fair, accurate, timely and understandable for inclusion in Mannatech’s financial statements to help ensure full and accurate disclosure in reports and documents that Mannatech files with the Securities and Exchange Commission or otherwise discloses publicly in Mannatech’s submissions to governmental agencies and public communication made by Mannatech;

•Promote prompt internal reporting of violations of the Code of Ethics and any information concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect Mannatech’s ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Mannatech’s financial reporting, disclosures or internal controls to the chairman of Mannatech’s Audit Committee and to the General Counsel;

•Act in good faith, responsibly using due care and diligence in performing their responsibilities to Mannatech, without allowing their independent judgment to be subordinated to personal interest or misrepresenting material facts;

•Avoid situations that present actual or apparent conflicts of interest with their responsibilities to Mannatech, and disclose promptly to the Audit Committee or General Counsel any transaction or personal or professional relationship that reasonably could be expected to give rise to such an actual or apparent conflict;

•Achieve responsible use of and control over all entrusted assets and resources;

•Promote ethical and honest behavior within Mannatech by complying and taking all reasonable actions to cause others under their supervision to comply with applicable laws, rules and regulation of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•Report illegal or unethical behavior and cooperate in internal investigations of misconduct;

•Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

Any violation of this Code of Ethics will be subject to appropriate discipline, up to and including dismissal from Mannatech and prosecution under the law.

The Board of Directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change in, waiver from and the grounds for such change or waiver of this Code of Ethics shall be routed to the Board of Directors for approval and promptly disclosed through a filing with the SEC on Form 8-K.

Updated January 30, 2024.